SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 10, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	2005 Annual Report

1.2	2006 Annual General Meeting Proxy Statement

1.3	2006 Letter to Our Shareholders

Exhibit 1.1

Our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2006 with the U.S. Securities and Exchange Commission, to the extent the information in that report has not been updated or superseded, is hereby incorporated by reference.

Exhibit 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD.

11F., No. 3, Lane 91

Dongmei Road

Hsinchu, Taiwan

Republic of China

July 10, 2006

Dear Shareholder:

You are cordially invited to attend the 2006 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on August 25, 2006 at 2:00 p.m., Taipei time, at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

Enclosed you will find a notice setting forth the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card and a copy of our 2005 Annual Report. At this year’s Annual General Meeting, the agenda includes proposals relating to the election of directors, reappointment of our independent auditors to hold that office until the next annual general meeting and adoption of the ChipMOS TECHNOLOGIES (Bermuda) LTD. Share Option Plan 2006.

Our Board of Directors recommends that you vote FOR each of these proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. You may choose to send in a proxy via the internet in lieu of mailing in your proxy card by following the procedures provided on your proxy card. Submitting the proxy either by mail or via the internet before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

Sincerely,

Yu-Chiao Su
Secretary
Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.

11F., No. 3, Lane 91

Dongmei Road

Hsinchu, Taiwan

Republic of China

Notice of 2006 Annual General Meeting of Shareholders

July 10, 2006

The 2006 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) will be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 25, 2006, at 2:00 p.m., Taipei time, for the following purposes:

1.	To receive the financial statements for the fiscal year ended December 31, 2005 and the auditors’ report thereon;

2.	To elect to our Board of Directors for three-year terms Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen as directors;

3.	To reappoint our independent auditors to hold office until the next annual general meeting;

4.	To adopt the ChipMOS TECHNOLOGIES (Bermuda) LTD. Share Option Plan 2006 (the “Plan”); and

5.	To transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the accompanying Proxy Statement. All holders of record of the Company’s Common Shares, par value $0.01 per share (the “Common Shares”) on June 26, 2006 will be entitled to attend and vote at the Annual General Meeting. This notice of 2006 Annual General Meeting of Shareholders, the Proxy Statement, a form of proxy card and a copy of the Company’s 2005 Annual Report have been sent on or about July 10, 2006 to all holders of record of the Common Shares at the close of business on June 26, 2006, New York City time. This notice of 2006 Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2005 Annual Report are also available through our website at http://www.chipmos.com.tw.

By Order of the Board of Directors,

Yu-Chiao Su
Secretary
Hsinchu, Taiwan

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO

IT IS RECEIVED NO LATER THAN AUGUST 23, 2006, 11:59 P.M., NEW YORK CITY TIME (AUGUST 24, 2006,

11:59 A.M., TAIPEI TIME). ALTERNATIVELY, PLEASE SUBMIT YOUR PROXY VIA THE INTERNET AS

PROVIDED ON THE PROXY CARD NO LATER THAN AUGUST 23, 2006, 11:59 P.M., NEW YORK CITY TIME

(AUGUST 24, 2006, 11:59 A.M., TAIPEI TIME).

ChipMOS TECHNOLOGIES (Bermuda) LTD.

11F., No. 3, Lane 91

Dongmei Road

Hsinchu, Taiwan

Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 25, 2006

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company incorporated under the laws of Bermuda (the “Company”), to be used at our 2006 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 25, 2006, at 2:00 p.m., Taipei time, and at any adjournments or postponements of the Annual General Meeting. The approximate date on which this Proxy Statement and the accompanying form of proxy card are first being sent to shareholders is July 10, 2006.

The Board of Directors has established June 26, 2006 (the “Record Date”) as the date used to determine those record holders and beneficial owners of the Company’s Common Shares, par value $0.01 per share (the “Common Shares”) to whom the notice of 2006 Annual General Meeting will be sent. On the Record Date, there were 68,704,354 Common Shares outstanding.

If you properly cast your vote by executing and returning the enclosed proxy card or following the appropriate procedures for submitting your proxy via the internet and your proxy is not subsequently revoked, your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card, or submit your proxy via the internet, but do not give instructions as to how to vote, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to our Secretary, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of 2006 Annual General Meeting of Shareholders no later than one hour prior to the commencement of the Annual General Meeting or any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate no less than 50% of the voting rights of all shareholders that have the right to vote at the Annual General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Annual General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Annual General Meeting is required to approve all proposals.

In accordance with Bermuda law, a shareholder who abstains from voting on any or all proposals will be included in the number of shareholders present at the meeting for the purpose of determining the presence of a quorum.

Abstentions and broker non-votes (i.e. Common Shares held by a bank, broker or nominee which are represented at the meeting but with respect to which the bank, broker or nominee is not empowered to vote on a particular proposal) will not be counted either in favor of or against the proposals.

Mellon Investor Services LLC will tabulate votes cast by proxy either by mail or via the internet for the Annual General Meeting and representatives of Mellon Investor Services LLC will tabulate votes cast in person at the Annual General Meeting.

Expenses of Solicitation

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Annual Report

A copy of our 2005 Annual Report is enclosed. You may also obtain a copy without charge by writing to: ChipMOS TECHNOLOGIES (Bermuda) LTD., 11F., No. 3, Lane 91, Dongmei Road, Hsinchu, Taiwan, Republic of China, Attn: Investor Relations. Our 2005 Annual Report is also available through our website at http://www.chipmos.com.tw. Our Annual Report does not constitute proxy soliciting material.

Proposal No. 1. Election of Directors

Introduction

Our Board of Directors is divided into three classes. At each annual general meeting of shareholders, a class of directors is elected for a term expiring at the annual general meeting of shareholders in the third year following the year of its election. Each director will hold office until his or her successor has been duly elected and qualified, or the director’s earlier resignation or removal. Currently, the Board of Directors consists of eight members due to the recent death of Mr. Tadao Higashi.

The Board of Directors proposes the election as directors of each of the three persons named below under “Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2009” to hold office for a term ending at the annual general meeting of shareholders to be held in 2009. While the Board of Directors does not anticipate that any of the nominees will be unable to stand for election as a director at the Annual General Meeting, if that is the case, proxies will be voted in favor of such other person or persons designated by the Board of Directors.

Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2009

Messrs. Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen are currently members of the Board of Directors. Set forth below is information regarding the nominees, which was furnished by them for inclusion in this Proxy Statement.

Hsing-Ti Tuan has served as a director of our company since August 2000. Mr. Tuan currently is the executive vice president and the deputy chairman of ProMOS Technologies Inc. Mr. Tuan has served as a director of ProMOS Technologies Inc. since 1997. He has been the president of Mosel Vitelic Corp., USA since 1994. He was the acting president of Mosel Vitelic Inc. from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan also serves as a director of Mosel Vitelic Inc. and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Yeong-Her Wang was appointed on July 19, 2004 by our Board of Directors to fill the vacancy resulting from John Yee Woon Seto’s resignation on May 19, 2004. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. He was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering of National Cheng Kung University between 1995 and 1996. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University in Taiwan.

Shou-Kang Chen was appointed on June 23, 2005 by our Board of Directors to fill the vacancy resulting from Hung-Chiu Hu’s resignation on June 2, 2005. He has served as our chief financial officer, investor relations officer and head of the finance division of ChipMOS TECHNOLOGIES INC. since 2002. He was the head of our strategy development department from 2000 to 2001. He was the department head of the quality lab of ChipMOS TECHNOLOGIES INC. from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

The Board of Directors recommends a vote FOR the election of each of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen to the Board of Directors to hold office for a term ending at the annual general meeting of shareholders to be held in 2009.

Directors Continuing in Office

Set forth below is information regarding the directors of the Company continuing in office, which was furnished by them for inclusion in this Proxy Statement.

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He was our deputy chairman from our inception to May 2004 and became our chairman in May 2004. He has also served as a director and president of ChipMOS TECHNOLOGIES INC. since 1997, the chairman of ChipMOS TECHNOLOGIES INC. since June 2003, the chairman of ThaiLin Semiconductor Corp. since 2002 and a director of Syntax-Brillian Corporation since December 2005. He was the chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel Vitelic Inc. from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng is currently under indictment of the Taipei District Prosecutor’s Office for matters in relation to the purchase by ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. of certain repurchase notes in 2004. For more information, please see our Annual Report on Form 20-F for the year ended December 31, 2005 under “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.”

Antonio R. Alvarez has served as a director of our company since July 2005. Mr. Alvarez has been the president and chief executive officer, and a director of Leadis Technology Inc. since November 2005. He was senior vice-president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice-president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

Rong Hsu has served as a director of our company since July 2005. Mr. Hsu has been the vice president of SPatial Photonics Inc. since May 2006. He was a founder of eLCOS Microdisplay Technology Group where he was the president from April 2001 to December 2005, senior director of operations at Aurora Systems Co. from 1999 to March 2001, director of manufacturing for micro-display systems and testing at S-Vision Co. from 1996 to 1999, manager of manufacturing at nCHIP Co. from 1991 to 1996, research engineer at Lawrence Livermore National Laboratory from 1988 to 1991 and senior engineer at Intel Corporation from 1982 to 1988. He has a doctorate degree in engineering material from the University of Maryland, a master’s degree in material science from Brown University and a bachelor’s degree in mechanical engineering from National Taiwan University. He is a founding member and senior advisor of the Chinese American Semiconductor Professional Association.

Pierre Laflamme has served as a director of our company since February 2001, and as our deputy chairman since June 2005. Since July 2003, he has been engaged in international consultancy works and also participated in developing new residential housing concepts and projects. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003. Before that, he was the vice president of high technology investments of Société Générale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

Chao-Jung Tsai has served as one of our directors since November 2004. Mr. Tsai was a director of ChipMOS TECHNOLOGIES INC. from January 2001 to December 2005, as a representative of Siliconware Precision Industries Co., Ltd., where he has been a director since June 2005 and served as a supervisor from June 2002 to June 2005. He has also been a supervisor of Phoenix Precision Technology Co. Ltd. since June 2005. He was previously president of Grand Cathay Securities Co., Ltd. and assistant vice president of China Trust Commercial Bank Co., Ltd. Mr. Tsai received his bachelor’s degree in statistics from National Cheng Kung University and master’s degree in management of technology from National Chiao Tung University in Taiwan. He holds Taiwan CPA and CFA licenses.

Tadao Higashi, who was appointed on April 1, 2005 by our Board of Directors, passed away on June 12, 2006. Mr. Higashi’s death resulted in a casual vacancy on the Board of Directors, and the Nomination Committee of the Board of Directors is currently in the process of identifying and recommending to the Board of Directors qualified candidates to fill such vacancy. The term of the new director to be appointed by our Board of Directors will be the remaining term of Mr. Higashi, which expires at the annual general meeting of shareholders in 2007.

Board of Directors’ Meetings and Committees

Board of Directors’ Meeting

Our Board of Directors held 7 meetings during the year ended December 31, 2005.

Audit Committee

Rong Hsu, Pierre Laflamme and Yeong-Her Wang are currently the members of our Audit Committee. Under our audit committee charter adopted on February 28, 2001 and amended on May 14, 2004 and December 21, 2004, our Audit Committee will:

•	be directly responsible for the appointment, compensation, retention and oversight of the work of our external auditors or any other public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services;

•	oversee our accounting principles and policies, financial reporting and internal control over financial reporting, internal audit controls and procedures, financial statements and independent audits;

•	meet with management, our external auditors and, if appropriate, the head of the auditing department to discuss audited financial statements, audit reports or other communications, including, without limitation, any audit problems or difficulties relating to our financial statements, any major issues regarding accounting principles and the adequacy of our internal control over financial reporting;

•	pre-approve, or adopt appropriate procedures to pre-approve all audit and non-audit services, if any, provided to us by our external auditors;

•	establish our internal complaints procedure for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission thereof by our employees;

•	evaluate the independence of and discuss with management the timing and process for implementing the rotation of the audit partners of the outside auditors; and

•	review and approve all our related party transactions.

Tadao Higashi, who formerly served as one of the three members on our Audit Committee, passed away on June 12, 2006. On June 29, 2006, our Board of Directors resolved to appoint Mr. Rong Hsu, one of our independent directors, to fill the vacancy on the Audit Committee due to the death of Mr. Higashi.

Set forth below is the report of the Audit Committee delivered with respect to the financial statements of the Company for the year ended December 31, 2005.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is to assist the Board of Directors in its oversight of (i) the Company’s accounting and financial reporting principles and policies, internal audit controls and procedures and compliance with legal and regulatory requirements; (ii) the integrity of the Company’s financial statements and the independent audit thereof; and (iii) the external auditors, including evaluating the qualifications, independence and performance of and, where deemed appropriate, the replacement of the external auditors. The function of the Audit Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting. Management and the internal auditing department are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Company’s annual financial statements, reviewing, if requested, the Company’s interim financial statements, annually auditing management’s assessment of the effectiveness of internal control over financial reporting (commencing in the fiscal year ending after July 15, 2006), and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence.

In the performance of its oversight function, the Committee has considered and discussed the audited financial statements with management and the external auditors. The Committee has also discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Committee has received the written statement from the external auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and confirmations from management with respect to non-audit services provided by the auditors, has considered whether the provision of non-audit services by the external auditors to the Company is compatible with maintaining the auditor’s independence and has discussed with the auditors the auditors’ independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the external auditors. Accordingly, the Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company’s auditors are in fact “independent”.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter, the Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 to be filed with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

Pierre Laflamme

Yeong-Her Wang

June 28, 2006

Compensation Committee

Antonio R. Alvarez, Pierre Laflamme and Yeong-Her Wang are currently the members of our Compensation Committee. Our Compensation Committee is responsible for reviewing and recommending to our Board of Directors the compensation of all our directors and officers on at least an annual basis.

Our Compensation Committee was established on February 28, 2001.

Compensation of Directors and Executive Officers

The aggregate compensation paid in 2005 to our directors and our executive officers, including cash and share bonuses, was approximately NT$87 million (approximately US$3 million). In 2005, we did not grant any options to purchase our Common Shares to our directors or executive officers.

We did not set aside any money for pension, retirement or similar benefits for our directors in 2005. We do not provide our directors with any benefits upon termination of employment.

Nomination Committee

Rong Hsu, Pierre Laflamme and Yeong-Her Wang are currently the members of our Nomination Committee. Our Nomination Committee is responsible for identifying individuals qualified to become members of our Board of Directors, recommending nominees to the Board of Directors and, in the case of a Board vacancy, recommending the class of the Board of Directors which a recommended nominee should serve.

Our Nomination Committee was established on May 14, 2004.

Executive Officers

The following table sets out the name of each executive officer, and such person’s age and position with the Company. The business address for our executive officers is 11F., No. 3, Lane 91, Dongmei Road, Hsinchu, Taiwan, Republic of China.

Name	Age	Position
Shih-Jye Cheng	48	Chairman /Chief Executive Officer

Shou-Kang Chen	45	Chief Financial Officer

Peter Ku	58	President of ChipMOS TECHNOLOGIES (Shanghai) LTD.

Lafair Cho	44	President of ThaiLin Semiconductor Corp.

Robert Shen	56	President of ChipMOS U.S.A., Inc.

K.H. Chu	53	Vice President, Assembly Production Group

Jessie Lin	41	Vice President, Quality, Reliability & Assurance Center

Joyce Chang	45	Vice President, LCDD Production Group

Ricky Liu	44	Vice President, Wafer Bump and Wafer Fab Task Business Unit

Michael Lee	41	Vice President, Wafer Sort Business Unit

Ivan Hsu	40	Vice President, Memory Production Group

Robert Tsai	47	Vice President, Information Technology Management

F.J. Tsai	48	Vice President, Business Operation Management Center

Shih-Jye Cheng. See “— Proposal No. 1 Election of Director — Directors Continuing in Office.”

Shou-Kang Chen. See “— Proposal No. 1 Election of Director.”

Peter Ku has served as a president of ChipMOS TECHNOLOGIES (Shanghai) LTD. since 2002. He was vice president of ChipMOS TECHNOLOGIES INC. from 2001 to 2002, president of Walton Advanced Electronics Ltd. from 1998 to 2001 and a director of Microchip Technology Taiwan from 1995 to 1998. Mr. Ku received a master’s degree in solid state electronics from National Cheng Kung University in Taiwan.

Lafair Cho has served as ThaiLin Semiconductor Corp.’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin Semiconductor Corp. from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS TECHNOLOGIES INC. from July 2003 to August 2004 and as a director of ChipMOS TECHNOLOGIES INC. since October 2003. He served as a deputy assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from January 2002 to January 2003. He served as manager of production material control of Mosel Vitelic Inc. from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

Robert Shen has served as the president of ChipMOS U.S.A., Inc. since June 2005. He served as vice president of worldwide operations for Integrated Silicon Solution, Inc. from 1992 to 2005 and vice president for Atari (USA) Corp. from 1986 to 1992. He received a bachelor’s degree in industrial engineering from Tunghai University in Taiwan and an MBA from Northwestern Polytechnic University in the USA.

K.H. Chu has served as ChipMOS TECHNOLOGIES INC.’s vice president of assembly production group since June 2004. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and vice president of E&R Engineering Corp. from 1999 to 2002. Mr. Chu received a bachelor’s degree in engineering from National Cheng Kung University in Taiwan.

Jessie Lin has served as ChipMOS TECHNOLOGIES INC.’s vice president of quality, reliability and assurance center since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2003 to 2004 and deputy assistant vice president of ChipMOS TECHNOLOGIES INC. from 2000 to 2003. Ms. Lin received a bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

Joyce Chang has served as ChipMOS TECHNOLOGIES INC.’s vice president of LCD Driver production group since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and manager of ChipMOS TECHNOLOGIES INC. from 2000 to 2002. Ms. Chang received a bachelor’s degree from Chung Yuan Christian University in Taiwan.

Ricky Liu has served as ChipMOS TECHNOLOGIES INC.’s vice president of wafer bump and wafer fab task business unit since June 2004. He was executive vice president of Advanced Micro Chip Technology Co., Ltd. from 2003 to 2004 and director of the foundry division of Nanya Technology Corp from 2001 to 2003. Mr. Liu received a bachelor’s degree from National Cheng Kung University in Taiwan.

Michael Lee has served as ChipMOS TECHNOLOGIES INC.’s vice president of wafer sort business unit since June 2004. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2003 to 2004 and assistant vice president of King Yuan ELECTRONIC CO., LTD. from 2002 to 2003. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

Ivan Hsu has served as ChipMOS TECHNOLOGIES INC.’s vice president of memory production group since December 2004. He was ChipMOS TECHNOLOGIES INC.’s assistant vice president from 2003 to 2004 and deputy assistant vice-president from 2002 to 2003. Mr. Hsu received a bachelor’s degree from Feng Chia University in Taiwan.

Robert Tsai has served as ChipMOS TECHNOLOGIES INC.’s vice president of information technology management center since October 2005. He was ChipMOS TECHNOLOGIES INC.’s assistant vice president from 2003 to September 2005 and deputy assistant vice president from 2002 to 2003. Mr. Tsai received a bachelor’s degree from Soochow University in Taiwan.

F.J. Tsai has served as ChipMOS TECHNOLOGIES INC.’s vice president of business operation management center since November 2005. He was the president of CHANTEK ELECTRONIC CO., LTD. from 2003 to 2005. He also served as an assistant vice president of the strategy development center of ChipMOS TECHNOLOGIES INC. from 1998 to 2003. He received a master’s degree in business administration from National Sun Yat-Sen University in Taiwan.

Major Shareholders

The following table sets out certain information as of May 31, 2006, except as set forth below, regarding the ownership of our Common Shares by (1) each person known to us to be the owner of more than five percent of our Common Shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percent Owned
Mosel Vitelic Inc.(1)(2)(3)	19,203,009	28.0%
Amaranth LLC(4)	5,939,492	8.6%
Pennant Capital Management, LLC(5)	4,012,700	5.8%
PacMOS Technologies Holdings Limited(6)	3,677,284	5.4%
Springhouse Capital, LP(7)	4,178,828	6.1%
Directors and executive officers, as a group(8)	867,440	1.3%

(1)	The number of shares and the percentage of shares owned by Mosel Vitelic Inc. reflect the offer and sale of 6,956,522 of our Common Shares to Deutsche Bank Securities Inc. by Mosel Vitelic Inc., through its 100% owned subsidiary, Giant Haven Investments Limited, on June 1, 2006.
(2)	After the sale of 6,956,522 of our Common Shares to Deutsche Bank Securities Inc. by Mosel Vitelic Inc. on June 1, 2006, Mosel owns 18,971,318 shares indirectly through Giant Haven Investments Limited, and 231,691 shares indirectly through Mou-Fu Investment Ltd. Mosel Vitelic Inc. is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of Mosel’s outstanding shares as of December 31, 2005.
(3)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel.
(4)	Amaranth LLC, as of February 3, 2006, beneficially owned 5,939,492 shares of the Company’s Common Shares comprised of the Company’s 1.75% Convertible Notes due 2009, which are convertible into an aggregate of 5,939,492 shares of the Company’s Common Shares, according to the Schedule 13G filed by Amaranth LLC, Amaranth Advisors L.L.C. and Nicholas M. Maounis on February 3, 2006.
(5)	Pennant Capital Management, LLC, as of May 25, 2006, owned 4,012,700 shares of the Company’s Common Shares, according to the Schedule 13G filed by Pennant Capital Management, LLC and Alan Fournier on June 5, 2006.
(6)	PacMOS is a public company listed on the Stock Exchange of Hong Kong Limited and 43% owned by Texan Management Limited and 32% owned by Vision2000 Venture Ltd. Vision2000 Venture Ltd. is 100% owned by Mosel. As a result, each of Texan Management Limited, Vision2000 Venture Ltd. and Mosel may be considered to be the beneficial owner of our common shares owned by PacMOS. We are not aware of any voting or other arrangements among Texan Management Limited, Vision2000 Venture Ltd. and Mosel with respect to control of PacMOS.
(7)	Springhouse Capital, LP, as of December 31, 2005, owned 4,178,828 shares of the Company’s Common Shares, according to the Schedule 13G filed by Springhouse Capital, LP, Springhouse Asset Management LLC and Brian Gaines on February 10, 2006.
(8)	Excludes Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

As of May 31, 2006, approximately 67% of our Common Shares were held of record by shareholders located in the United States. All holders of our Common Shares have the same voting rights with respect to their shares.

Proposal No. 2. Reappointment of Independent Auditors

We are submitting a proposal to have Moore Stephens, Hong Kong reappointed as our independent auditors for shareholder approval at the Annual General Meeting as required by Bermuda law and proposing that the Board of Directors be authorized to determine their remuneration.

A representative of Moore Stephens, Hong Kong, will be present at the Annual General Meeting and will be available to respond to appropriate questions from shareholders.

If the appointment of Moore Stephens, Hong Kong, is not approved by the shareholders, Moore Stephens, Hong Kong, as our independent auditor prior to the Annual General Meeting, will nevertheless remain our independent auditor until another independent auditor is appointed by the shareholders or until they resign from such position.

Audit Fees

The table below summarizes the fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2004 and 2005.

	2004		2005
	(In thousands)
Audit Fees	NT$	7,411	NT$	6,199
Audit Related Fees		2,000		3,936
Tax Fees		—		—
All Other Fees		—		—

Total	NT$	9,411	NT$	10,135

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2005, this category primarily includes the review of our financial statements contained in the registration statement on Form F-3 filed on December 9, 2005 and the audit of our financial statements for the fiscal year ended December 31, 2005.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of our financial statements and not included in the category of Audit Fees (described above). For 2005, this category primarily includes the review of the effectiveness of our internal control over financial reporting.

All non-audit services are pre-approved by our Audit Committee on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures.

All audit services that Moore Stephens were engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c) (7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

The Board of Directors recommends a vote FOR the appointment of Moore Stephens, Hong Kong, as our independent auditors to hold office until the next annual general meeting and authorize the Board to determine their remuneration.

Proposal No. 3. Adoption of the ChipMOS TECHNOLOGIES (Bermuda) LTD. Share Option Plan 2006 (the “Plan”)

We are submitting a proposal for shareholder approval at the Annual General Meeting as required by Nasdaq Marketplace Rule 4350(i)(1)(A) to adopt and establish the Plan pursuant to which options may be acquired by officers, directors and employees of the Company. A copy of the Plan is attached hereto as Exhibit A.

The Board of Directors recommends a vote FOR the adoption and establishment of the Plan.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

2007 Annual General Meeting

The Company hereby notifies its shareholders that the annual general meeting for 2007 shall be held on the last Friday in August that is a business day in New York, Taipei and Bermuda, unless otherwise determined by the Board of Directors.

Shareholder Proposals for 2007 Annual General Meeting

As a foreign private issuer, the Company is not subject to Regulation 14A under the U.S. Securities Exchange Act of 1934, including Rule 14a-8 thereunder. As a result, any shareholder wishing to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2007 Annual General Meeting must comply with the provisions of our Bye-Law 46 and applicable Bermuda law.

In accordance with our Bye-Law 46, in order to be properly brought before the 2007 Annual General Meeting, a shareholder or shareholders qualified to propose a matter must deliver notice of the matter the shareholder wishes to present to the Secretary of the Company at 11F., No. 3, Lane 91, Dongmei Road, Hsinchu, Taiwan, Republic of China, not less than 75 nor more than 90 days prior to the date of the 2007 Annual General Meeting; provided, however, that if the date of the 2007 Annual General Meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 85 days prior to the date of the 2007 Annual General Meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Any shareholder who gives notice of any proposal shall deliver the proposal to the Secretary of the Company with a brief statement in writing of the reasons why he or she favors the proposal. Information as to such shareholder’s name and address, the number of Common Shares of the Company beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder) shall also be provided. Any shareholder who wishes to nominate a person to be elected as a director shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number of Common Shares of the Company beneficially owned by such person, such person’s signed consent to serve as a director if elected, such shareholder’s name and address and the number of Common Shares of the Company beneficially owned by such shareholder.

The Companies Act 1981 of Bermuda provides that the Company, on the requisition in writing of shareholders of record representing either: (a) five percent of the total voting rights of all shareholders eligible at the date of the requisition to vote at the general meeting of the Company, or (b) not less than one hundred registered shareholders, is required to give to shareholders of the Company entitled to receive notice of the next annual general meeting any resolution which may be properly moved at that meeting; or circulate to shareholders of the Company entitled to have notice of any general meeting, a statement with respect to any matter referred to in a proposed resolution at that meeting. The requisition must be signed by the requisitionists and must be deposited at the registered office of the Company, in the case of requisition requiring notice of resolution, at least six weeks before the annual general meeting; and in the case of any other requisition, not less than one week prior to the meeting. In each case, the shareholders proposing the requisition must deposit with the Company funds reasonable sufficient to meet the Company’s expenses.

By Order of the Board of Directors, Yu-Chiao Su Secretary

Hsinchu, Taiwan

Dated: July 10, 2006

Exhibit A

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

SHARE OPTION PLAN

1. Establishment, Purpose and Effective Date

ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) has established the ChipMOS TECHNOLOGIES (Bermuda) LTD. Share Option Plan 2006 effective upon shareholder approval thereof (the “Plan”). The purpose of the Plan is to enable the Company and its affiliates to stimulate the efforts of directors, officers and employees toward the achievement of objectives established by the Company and to encourage the employees to identify their long-term interests with those of the Company’s shareholders.

2. Plan Administration

(a) Administration. The Plan shall be administered by the Board of Directors of the Company (the “Board”) or, in the sole discretion of the Board of Directors, by any committee of the Board authorized by it for such purpose (the “Committee”). The Board may vest in the Committee all or any part of its authority, as described herein, with respect to the administration of the Plan.

(b) Authority. The Board (or the Committee) shall have full power and authority to interpret the Plan and any Option agreements, to establish, amend and rescind rules and regulations relating to the Plan and any option award agreements, to determine the form and content of options (the “Options”) to purchase the Company’s Common Shares, par value US$0.01 (the “Shares”), to be issued under the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company and to make all other determinations necessary or advisable for the administration of the Plan.

The Board (or the Committee) shall determine, in its discretion, the directors, officers and employees to whom, and the time or times at which, Options shall be granted, the number of Shares to be subject to each Option, the duration of each Option, the exercise price of each Option, and the time or times within which (during the term of such Option) all or portions of each Option may be exercised, except as otherwise provided for herein.

The Board (or the Committee) may delegate to officers or employees of the Company and to service providers, the authority, subject to such terms as the Board (or the Committee) may determine, to administer and effect the Plan and any Options according to their terms.

(c) Decisions Final and Conclusive. The determination of the Board (or the Committee) as to any question arising under the Plan, including questions of construction and interpretation, shall be final, binding and conclusive upon all persons, including the Company, its shareholders and persons having any interests in the Options. In making its determinations, the Board (or the Committee) may conclusively rely on outside experts for, among other things, the valuation of any property used for payment of the exercise price of any Options. No member of the Board (or the Committee) shall be liable for any action or determination made in good faith with respect to the Plan or any award.

3. Eligibility

All directors, officers and employees of the Company and its affiliates shall be eligible to receive Options.

4. Shares Subject to the Plan

(a) Number. The aggregate number of Shares that may be issued pursuant to Options under the Plan is 7,000,000. Such shares may consist, in whole or in part, of authorized but unissued Shares of the Company which are not reserved for any other purpose.

(b) Adjustment in Capitalization. If there is any change (increase or decrease) in the outstanding Shares by reason of a stock dividend, recapitalization, merger, consolidation, stock split, combination or exchange of Shares, or otherwise, the aggregate number of Shares available under the Plan, the number and kind of Shares subject to each outstanding Option and the exercise price (as described in Section 5(d) hereof) thereof may, in the sole discretion of the Board (or the Committee), be appropriately adjusted so as fairly and equitably to reflect such change; provided, however, that fractional Shares shall be rounded down to the nearest whole Share.

5. Options

(a) Grant of Options. The Board (or the Committee) may from time to time at its discretion, subject to the provisions of the Plan, grant Options to such directors, officers and employees of the Company and its affiliates as it shall determine. The Board (or the Committee) shall specify at the time of grant whether the option is an incentive stock option (“Incentive Stock Option”) within the meaning of Section 422 of the Internal Revenue Code of 1986 (the “Code”), as amended, or a non-statutory stock option.

(b) Option Award Agreement. Each Option granted under the Plan shall be evidenced by a written option award agreement (the “Option Award Agreement”) setting forth the terms under which the Option is granted, including the date or dates on which, or during which, it becomes exercisable in whole or in part, and such conditions and restrictions as the Board (or the Committee) shall deem appropriate.

(c) Duration of Options. Each Option shall be of the duration specified in the Option Award Agreement pursuant to which it is granted. All rights to exercise an Option shall expire not later than (i) ten years from the date on which such Option is granted and (ii) five years from the date on which such Option is granted if the holder of the Option owns more than 10% of the combined total voting power of the Company at the time the Option is granted.

(d) Exercise Price. The exercise price of each Option shall be determined by the Board (or the Committee) in its sole discretion, but in no event shall the per share exercise price of (i) any non-statutory stock option be less than the nominal or par value of the Company’s Shares, or (ii) any Incentive Stock Option be less than the fair market value of a Company Share on the date of grant of such Option (or 110% of such fair market value if the holder of the Option owns more than 10% of the total combined voting power of the Company at the time the Option is granted).

6. Exercise of Options

(a) Written Notice. In order to exercise an Option, in whole or in part, the holder of the Option shall give written notice to the Company. The date on which the Company receives such notice shall be considered as the date such Option was exercised as to the Shares specified in such notice.

(b) Payment. Simultaneously with the delivery to the Company of the notice of exercise of an Option, the holder of the Option shall pay to the Company the sum of (i) the aggregate exercise price of all Shares pursuant to such exercise of the Option, or, if the Board (or Committee) shall permit the payment of such price in installments, on such terms and conditions as it may determine, (ii) an amount equal to the federal, state and local taxes, if any, required to be withheld and paid by the Company as a result of such exercise (iii) an amount equal to any other expenses to be paid by the holder of the Option upon exercise as set forth in the Option Award Agreement. Such payment shall be made (i) in cash, (ii) by certified check, or (iii) as otherwise specified in the Option Award Agreement or permitted by the Board (or the Committee), including at the sole discretion of the Board (or the Committee), in property. The Board (or the Committee), in its sole discretion, may permit the holder of the Option the right to transfer Shares acquired upon exercise of a part of an Option in payment of the exercise price payable upon immediate exercise of a further part of the Option. In addition, the Board (or the Committee) may permit the holder of the Option to satisfy the obligation with respect to the taxes required to be withheld by the Company by having the Company withhold Shares the fair market value (as determined by the Board (or the Committee)) of which is equal to such taxes and any fractional amount shall be settled in cash).

(c) Issuance of Shares. As soon as possible after receipt of payment and satisfaction of any other conditions set forth in the Option Award Agreement by the holder of the Option, the Company shall deliver, free and clear of any transfer taxes payable in connection therewith, to the holder of the Option the specified number of Shares in book-entry or certificated form.

(d) No Privileges of a Shareholder. The holder of an Option shall not be deemed a shareholder with respect to any Shares covered by the Option until such Shares shall have been delivered upon exercise of the Option.

7. No Transfer of Options

An Option is not transferable by the holder thereof otherwise than by will or the laws of descent and distribution, and is exercisable, during the lifetime of the Option holder, only by such holder. Notwithstanding the immediately preceding sentence, the Board (or the Committee) may, subject to terms and conditions it may specify, permit an Option holder to transfer any non-statutory option granted to him pursuant to the Plan to one or more of his family members or to trusts or other entities established for the benefit of the Option holder and/or one or more of such family members. For purposes of the Plan, the term “family members” shall mean the Option holder’s spouse, issue and grandchildren (including adopted and step children).

8. Termination of Employment

Upon termination of an Option holder’s employment for any reason, all Options granted to such Option holder shall immediately be canceled, except as otherwise provided in the Option Award Agreement.

9. No Right of Employment

Nothing contained in the Plan herein or in any Option Award Agreement shall interfere with or limit in any way the rights of the Company or any affiliate to terminate the employment of the holder of an Option at any time, or confer upon any holder any right to continue in the employ of the Company or any affiliate.

10. Change in Control

Each Option that is not exercisable in full shall be deemed immediately fully vested and fully exercisable upon a Change in Control.

“Change in Control” shall mean the occurrence of any one of the following events: (i) any “person” (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities eligible to vote for the election of the Board of Directors (the “Company Voting Securities”); provided, however, that the event described in this paragraph (i) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any of its subsidiaries, (B) by any employee benefit plan sponsored or maintained by the Company or any of its subsidiaries, or (C) by any person approved in advance to acquire such amount of Company’s voting securities by the Board of Directors, a majority of whom are, and have been, Incumbent Directors (as defined below) for at least two years; (ii) during any period of not more than two years, individuals who constitute the Board of Directors of the Company as of the beginning of the period (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the beginning of the period whose election or nomination for election was approved by a vote (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) of at least three-quarters of the Incumbent Directors who remain on the Board of Directors, including those directors whose election or nomination for election was previously so approved, shall also be deemed to be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board of Directors shall be deemed to be an Incumbent Director; (iii) the consummation of a merger, consolidation, share exchange or similar form of corporate reorganization of the Company (or any such type of transaction involving the Company or any of its subsidiaries that requires the approval of the Company’s shareholders, whether for the transaction or the issuance of securities in the transaction or otherwise) (a “Business Combination”), unless such Business Combination is approved in advance by the Board of Directors, a majority of whom are, and have been, Incumbent Directors for at least two years; or (iv) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or the sale of all or substantially all of its assets.

11. Duration of the Plan

The Plan shall remain in effect for ten years from its effective date unless earlier terminated by the Board; but Options theretofore granted may extend beyond the date of termination in accordance with the provisions of the Plan.

12. Amendment

The Board may amend the Plan from time to time in such respects as it deems advisable, provided that no amendment shall materially and adversely affect the rights of any holder of an Option with respect to such Option without the Option holder’s consent.

13. Laws, Rules and Regulations

The Plan, the grant and exercise of Options thereunder and the obligation of the Company to sell and deliver Shares pursuant to such Options shall be subject to all applicable laws, rules and regulations, and to any required approvals by any governmental agencies or national securities exchanges.

The Plan shall be governed by the laws of Bermuda, without reference to principles of conflict of laws.

Exhibit 1.3

Dear Shareholders,

The year 2005 was another impressive for ChipMOS. We maintained a healthy financial position with a well-managed capacity expansion, despite a downturn in the semiconductor industry in the first half of 2005. We are pleased with our continued progress in expanding our customer base and in our ability to establish additional long-term relationships with new tier-one customers. These included a long-term strategic relationship with a leading NOR flash maker, which served to further strengthen our product line and is expected to be a driver of our future revenue growth.

In the fourth quarter of 2005 we succeeded in further streamlining our corporate structure by completing the merger of our subsidiaries ChipMOS Logic TECHNOLOGIES INC. and ThaiLin Semiconductor Corp., and the merger our of subsidiaries CHANTEK ELECTRONIC CO. LTD. and ChipMOS TECHNOLOGIES INC. The completion of these two mergers has also improved our management and operational efficiencies, which will help ChipMOS take advantage of increasing backend outsourcing demands in the semiconductor market in the coming years.

In 2005, our total revenue was US$464 million, with net income of US$28 million. The gross margin was 26%, which was consistent with our long-term goal of between 25% to 30%, despite the industry downturn in first half of the year.

We remain cautiously optimistic about our business for the near and long-term. We were able to deliver a more than 10% of revenue growth in the second half this year compared to the first half. Our performance during the first quarter of 2006 was primarily driven by strong demand for our DDR II DRAM and flash businesses. Notably, the transition to DDR II continues to gain momentum. We currently expect revenue from DDR II will contribute significantly to our revenue from memory semiconductors in the fourth quarter of 2006.

The ramp-up of our flash business is in line with our expectations. In the LCD driver IC segment, we have strategically concentrated our services on LCD TV applications that we currently expect to be high growth and employed our proprietary COF technology. While sales of LCD TVs remained strong in the first quarter, there was a downturn in the LCD panel market due to seasonality.

We continue to expect a growth period for LCD TVs will occur in the second half of this year due to price reductions. In addition, we expect other LCD segments, like monitors, will also back on track in the second half reflecting normal trends. We currently expect this to lead to a growth for our LCD business in the second half this year compared to the first half. We also expect our DDR II business to be our major contributor to revenue growth this year as the long awaited transition from DDR to DDR II driven by favorable market prices appears to finally be occurring.

We expect to focus our capital expenditures in 2006 on DDR II DRAM high speed testing, 12” wafer assembly, flash project, and LCD driver IC production lines. We remain committed to pursuing a conservative investment strategy based on long-term contracts with key strategic customers and visible market demand, which allows us to maintain revenue growth and good profit margins.

On behalf of the Board of Directors, we would like to extend our sincere appreciation to our shareholders, employees, customers and business associates for their continued support over the years.

Sincerely

Shih-Jye Cheng
Chairman